Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2022 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2022 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 28 June 2023 at 2:00 p.m. for the following purposes:

RESOLUTIONS

To consider and approve the resolutions by way of non-cumulative voting:

(1)	THAT the 2022 Work Report of the board of directors (the “Board”) of the Company be considered and approved;

(2)	THAT the 2022 Work Report of the supervisory committee of the Company be considered and approved;

(3)	THAT the 2022 Audited Financial Statements of the Company be considered and approved;

(4)	THAT the 2022 Profit Distribution Plan of the Company be considered and approved;

(5)	THAT the 2023 Financial Budget Report of the Company be considered and approved;

(6)

THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2023 and the authorization to the Board to fix their remuneration be considered and approved;

(7)	THAT the authorization to the Board to decide on the registration and issuance of ultra short-term debt financing bonds be considered and approved;

(8)

THAT the reduction of registered capital and amendments to the Articles of Association and authorization to the secretary to the Board to represent the Company in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for the reduction of registered capital and amendments to the Articles of Association (including textual amendments in accordance with the requirements of the relevant regulatory authorities) be considered and approved;

(9)	THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved;

To consider and approve the following resolutions by way of cumulative voting:

(10)	THAT the election of the following candidates as non-independent directors of the Eleventh Session of the Board of the Company be considered and approved;

10.01	Wan Tao

10.02	Guan Zemin

10.03	Du Jun

10.04	Huang Xiangyu

10.05	Xie Zhenglin

10.06	Qin Zhaohui

(11)	THAT the election of the following candidates as independent directors of the Eleventh Session of the Board of the Company be considered and approved;

11.01	Tang Song

11.02	Chen Haifeng

11.03	Yang Jun

11.04	Zhou Ying

11.05	Huang Jiangdong

(12)	THAT the election of the following candidates as non-employee representative supervisors of the Eleventh Session of the Supervisory Committee of the Company be considered and approved;

12.01	Zhang Xiaofeng

12.02	Zheng Yunrui

12.03	Choi Ting Ki

Resolutions no. 7, 8 and 9 to be proposed at the AGM are special resolutions. Details of the resolutions no. 8 to 12 are set out in the circular of the Company to the holders of the Company’s H shares, which will also be made available on the websites of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.spc.com.cn).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 29 May 2023

As at the date of this notice, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.

Notes:

I.	Attendees of the AGM

1.	Eligibility for attending the AGM

Holders of A shares of the Company whose names appear on the domestic shares register of the Company maintained by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and holders of H shares of the Company whose names appear on the Register of Members of the Company maintained by the Company’s H shares share registrar, Hong Kong Registrars Limited, at the close of business on Friday, 23 June 2023 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 22 June 2023.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company.

(2)

A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

(3)

To be valid, the completed form of proxy and/or the power of attorney or other authorization document(s) which has/have been notarized must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM (i.e., not later than 2:00 p.m. on Tuesday, 27 June 2023) or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the registered office of the Company at No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540 for the attention of the Secretariat of the Board. Holder of H shares shall deliver the relevant document(s) to the Company’s H shares share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the AGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

II.	Registration procedures for attending the AGM

1.

A shareholder of the Company or his/her/its proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a representative is appointed by the corporate shareholder to attend the meeting, the representative shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

Shareholders registered to attend the AGM may submit questions related to the resolutions submitted at the AGM, or ask questions during the AGM. The company will answer the questions raised by H shareholders at the AGM and the questions submitted in advance.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.

In respect of resolutions no. 10, 11 and 12 regarding election of directors and non-employee representative supervisors, as required under Article 120 of the Articles of Association, Article 63 of the Rules of Procedure for Shareholders’ General Meeting and Shanghai Stock Exchange Self-regulatory Supervision Guidelines for Listed Companies No. 1 – Standardised Operation, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors and non-employee representative supervisors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors and non-employee representative supervisors will be elected in a shareholders’ general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either give all of his/her/ its votes to one candidate, or allocate his/her/its votes to several persons. Meanwhile, independent directors and the other Board members are elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company and as more than two directors and non-employee representative supervisors will be elected, the cumulative voting system will be adopted when voting on the relevant resolutions and counting the votes.

In this election of directors, independent directors and other Board members are elected separately. To ensure that your voting rights is fully exercised, the following notes basing on resolution no. 10 as an example briefly explain matters that you should be aware of when completing the number of votes under the “cumulative voting system” (matters to be aware of in respect of resolutions no. 11 and 12 are the same as for resolution no. 10). Please refer to the following explanation and fill in your votes for resolutions no. 10, 11 and 12:

(i)

In respect of resolution no. 10, each share you hold has voting rights equal to the total number of non-independent directors to be elected. For example, if you hold 1 million shares, and the total number of non-independent directors to be elected is six, the total number of shares for which you have the voting rights under resolution no. 10 will be 6 million shares (i.e. 1 million shares x 6 = 6 million shares).

(ii)

Please state the number of votes in the column “for” and/or “against” you give to each of the candidates for election as non-independent director. Please note that you may give equal number of votes to each candidate, or give all your votes as represented by the shares you hold to one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold to certain candidates (one, two, three to six, similar hereinafter) as non-independent director. For example, if you own 1 million shares of the Company, and 6 directors should be elected in this election, the total number of shares for which you have the voting rights under resolution no. 10 is 6 million shares. Out of the 6 million shares, you can either share your voting rights equally to 6 candidates for election as non-independent directors so that you may vote 1 million shares to each candidate (vote for or against); or, give all of the 6 million votes to one particular candidate as non-independent director (either for or against), or, 3 million shares to candidate A (either for or against), 1 million shares to candidate B (either for or against), 1.5 million shares to candidate C (either for or against), and 0.5 million shares to candidate D (either for or against) as non-independent director, etc.

(iii)

After you have allocated all the voting rights represented by all of the shares held by you to a certain number of candidates for non-independent directors, you do not have further voting rights in respect of other candidates for non-independent director. That is, the sum of all the voting rights you voted for or against the six candidates for election as non – independent director shall not exceed the total number of voting rights represented by the shares held by you.

(iv)

Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own 1 million shares, and 6 non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution no. 10 will be 6 million: (a) if you have stated “6 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any further votes in relation to other candidates for non – independent director. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution no. 10, then all your votes in respect of resolution no. 10 will become void; or (b) if you have stated “4 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “1 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 5 million shares are valid, whilst the remaining 1 million shares which have not been allocated shall be deemed to have been abstained from voting.

(v)

Where the total number of votes in favor of a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of non-independent directors to be elected, then those receiving the most number of votes in favor shall be elected as non-independent directors (provided that if two or more candidates receiving lesser votes in favor have an equal number of votes, and the election of whom would cause the number of persons elected to exceed the number of non-independent directors to be elected, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the number of non-independent directors to be elected, then a further round of voting will be conducted for the remaining positions, until all the non-independent directors have been elected.

3.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

4.	Notes to the holders of the Company’s H shares:

Date of closure of register of members in relation to the eligibility of attending the AGM

The register of members of the Company’s H shares will be closed from Friday, 23 June 2023 to Wednesday, 28 June 2023 (both days inclusive), during which period no transfer of H shares will be effected in order to confirm the eligibility of the holders of the Company’s H shares to attend the AGM. Unregistered holders of the Company’s H shares who wish to attend and vote at the AGM should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 22 June 2023.

5.	The Secretariat for the AGM is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050